SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549



FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):



☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934 (NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996).

For the fiscal year ended ____December 31, 2007________

OR



☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE RQUIRED).

For the transition period from ____________ to ______________

Commission file number 333-48185

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Hub Group Employee Profit Sharing and Trust Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Hub Group, Inc.
3050 Highland Parkway, Suite 100
Downers Grove, IL 60515

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees having administrative responsibility for the Plan, have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Hub Group Employee Profit Sharing and Trust Plan

By /s/ David P. Yeager
David P. Yeager
Authorized Officer

Dated: May 29, 2008


Crowe

Crowe Chizek and Company LLC
Member Horwath International

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-36331 on Form S-8 of Hub Group, Inc., of our report dated May 29, 2008, appearing in this Annual Report on Form 11-K of the Hub Group Employee Profit Sharing and Trust Plan for the year ended December 31, 2007.

Crowe Chizek and Company LLC

Crowe Chizek and Company LLC

Oak Brook, Illinois
May 29, 2008

HUB GROUP
EMPLOYEE PROFIT SHARING
AND TRUST PLAN

FINANCIAL STATEMENTS
December 31, 2007 and 2006

HUB GROUP
EMPLOYEE PROFIT SHARING AND TRUST PLAN

FINANCIAL STATEMENTS
December 31, 2007 and 2006

CONTENTS


Crowe

Crowe Chizek and Company LLC
Member Horwath International

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator
Hub Group
Employee Profit Sharing and Trust Plan
Downers Grove, Illinois

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of the Hub Group Employee Profit Sharing and Trust Plan ("the Plan") as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits (modified cash basis) for the year ended December 31, 2007. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2, these financial statements and supplemental schedules were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than U.S. generally accepted accounting principles.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007, on the basis of accounting described in Note 2.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of delinquent participant contributions and schedule of assets (held at end of year) are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic 2007 financial statements, and in our opinion, are fairly stated in all material respects in relation to the basic 2007 financial statements taken as a whole.

Crowe Chizek and Company LLC

Crowe Chizek and Company LLC

Oak Brook, Illinois
May 29, 2008

HUB GROUP
EMPLOYEE PROFIT SHARING AND TRUST PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(Modified Cash Basis)
December 31, 2007 and 2006

	2007	2006
Investments, at fair value (Note 3)	$ 65,330,790	$ 63,921,693
Net assets reflecting all investments at fair value	65,330,790	63,921,693
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	211	2,138
Net assets available for benefits	$ 65,331,001	$ 63,923,831

See accompanying notes to financial statements.

HUB GROUP
EMPLOYEE PROFIT SHARING AND TRUST PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(Modified Cash Basis)
Year ended December 31, 2007

Additions to net assets attributed to:	
Contributions	
Employee	$ 4,150,147
Rollover	163,482
Employer	1,241,996
Total contributions	5,555,625
Investment income	
Interest and dividends	4,654,687
Net appreciation in fair value of investments	820,246
Total investment income	5,474,933
Total additions	11,030,558
Deductions from net assets attributed to:	
Benefits paid to participants	9,591,789
Administrative expenses	31,599
Total deductions	9,623,388
Net increase	1,407,170
Net assets available for benefits	
Beginning of year	63,923,831
End year	$ 65,331,001

See accompanying notes to financial statements.

NOTE 1 - DESCRIPTION OF PLAN

The following brief description of the Hub Group Employee Profit Sharing and Trust Plan ("the Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General: The Plan is a defined contribution plan established by Hub Group, Inc. (the "Company") covering all full-time and part-time employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

Contributions: Each year, participants may contribute up to 60 percent of pretax annual compensation, as defined in the Plan subject to certain limitations under the Internal Revenue Code ("IRC"). Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans.

A one-year (1,000 hours) waiting period is required for employer contributions, with the stipulation that the employee must be on the payroll at December 31 of each year. The Company provided a matching contribution equal to 50% of each participant's pretax contributions up to a maximum of 3% of each participant's qualified 2007 earnings or $6,750, whichever is less. The Company may also make an annual discretionary profit sharing contribution in an amount determined by the Board of Trustees. This contribution is allocated to eligible participants at the end of the Plan year based on the ratio of a participant's compensation to the total compensation of all participants for the Plan year. No discretionary profit sharing contributions were made in 2007.

Participant Accounts: Individual accounts are maintained for each of the Plan's participants to reflect the participant's contributions and related Company matching contributions, Company discretionary profit sharing contributions, as well as the participant's share of the Plan's income and any related administrative expenses.

Vesting: Participants are immediately vested in their contributions and employer contributions plus earnings thereon. Certain participants who were merged from a prior plan retained their previous vesting schedule with respect to Company contributions. Any forfeitures that arise are used to pay plan expenses or to reduce the employer matching contribution. As of December 31, 2007, $11,387 of forfeitures were available to pay expenses or offset future employer contributions.

(Continued)

NOTE 1 - DESCRIPTION OF PLAN (Continued)

Payment of Benefits: On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account or installment payments. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump sum distribution.

Hardship Withdrawals: Subject to approval by Fidelity Management Trust Company ("the Trustee"), participants may withdraw their employee pretax contributions and rollover contributions, if any, to satisfy immediate and heavy financial needs, as determined by the Plan agreement.

Investment Options: Participants direct the investment of their contributions and Company contributions into various investment options offered by the Plan. Participants are able to change their investment elections on a daily basis.

Participants Loans: Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. The loans are secured by the balance in the participant's account and bear interest at rates which are commensurate with local prevailing rates. Principal and interest are paid ratably through payroll deductions over periods ranging up to 60 months or longer (i.e., mortgage), as authorized by the Plan administrator.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: The accompanying financial statements have been prepared using the modified cash basis of accounting, which is a comprehensive basis of accounting other than U.S. generally accepted accounting principles. Under the modified cash basis of accounting, investments are recorded at fair value, interest and dividend income are recognized when received and benefit payments and contributions are recorded as the cash is paid or received.

If the Plan's financial statements had been prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America, $1,209,071 and $1,241,996 of employer contributions receivable would have been recorded in the statement of net assets available for benefits as of December 31, 2007 and 2006, respectively. In addition, a liability for an excess contribution refundable of $256,105 and $219,246 would have been recorded at December 31, 2007 and 2006, respectively.

(Continued)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates: The preparation of financial statements in accordance with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results may differ from those estimates.

Investment Valuation: Investments are stated at fair value. Shares of mutual funds and common stocks are valued at quoted market prices. The fair values of the Plan's interests in stable value common collective funds are based upon the net asset values of such funds reflecting all investments at fair value, including direct and indirect interests in fully benefit-responsive contracts, as reported by the trustee. Participant loans are valued at cost, which approximates fair value.

While Plan investments are presented at fair value in the statement of net assets available for benefits, the difference between the fair value of the Plan's direct and indirect interests in fully benefit-responsive investment contracts and their contract value is presented as an adjustment line in the statement of net assets available for benefits, because contract value is the relevant measurement attribute for that portion of the Plan's net assets available for benefits. Contract value represents contributions made to a contract, plus earnings, less participant withdrawals and administrative expenses. Participants in fully benefit-responsive contracts may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The Plan holds an indirect interest in such contracts through its investment in a stable value fund.

Effect of Newly Issued But Not Yet Effective Accounting Standards: In September 2006, the FASB issued Statement No. 157, *Fair Value Measurements*. This Statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This Statement establishes a fair value hierarchy about the assumptions used to measure fair value and clarifies assumptions about risk and the effect of a restriction on the sale or use of an asset. The standard is effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB issued Staff Position (FSP) 157-2, *Effective Date of FASB Statement No. 157.* This FSP delays the effective date of FAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. The impact of adoption of FASB Statement No. 157 on the Plan's net assets available for benefits and changes in net assets available for benefits are not anticipated to be material.

(Continued)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

In February 2007, the FASB issued Statement No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities*. The standard provides reporting entities with an option to report selected financial assets and liabilities at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between reporting entities that choose different measurement attributes for similar types of assets and liabilities. The new standard is effective for the Plan on January 1, 2008. The Plan did not elect the fair value option for any financial assets or financial liabilities as of January 1, 2008.

Risks and Uncertainties: The Plan provides for investments in common stock, common collective funds, and mutual funds that, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participants' individual account balances.

Administrative Expenses: The majority of administrative expenses are paid by the Company. In 2007, certain administrative expenses were paid by the Plan's forfeiture account.

NOTE 3 - INVESTMENTS

The following investments held by the Trustee represent 5% or more of the Plan's total net assets at December 31:

	2007	2006
Fidelity Magellan Fund	$ 8,784,770	$ 8,219,777
Fidelity Contrafund	11,173,737	10,115,919
Fidelity Growth & Income Portfolio	5,897,799	6,509,862
Fidelity Retirement Money Market Portfolio	3,542,366	4,142,236
Fidelity Low-Priced Stock Fund (1)	3,054,545	3,918,078
Hub Group, Inc. Common Stock*	8,645,411	6,131,473

(1) The 2007 balance is less than 5% of the total net assets but is disclosed for comparative purposes as the 2006 balance was greater than 5% of total net assets.

* Held as part of the Hub Group, Inc. Stock Fund

(Continued)

NOTE 3 - INVESTMENTS (Continued)

The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Mutual funds	$ 1,488,299
Common stock	(668,053)
	$ 820,246

NOTE 4 - TAX STATUS

The Plan is a Nonstandardized 401(k) Profit Sharing Prototype Plan ("Prototype Plan") sponsored by Fidelity Management and Research Company and adopted by the Company. The Prototype Plan obtained its latest opinion letter on October 9, 2003, in which the Internal Revenue Service ("IRS") stated that the Prototype Plan, as then designed, is in compliance with the applicable requirements of the IRC. The Plan has not requested its own determination letter from the IRS. The Plan has been amended. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, the Plan administrator believes that the Plan is qualified and that the related trust was tax exempt as of the financial statement dates.

NOTE 5 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their account balances.

NOTE 6 - PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the Company, and certain others. The Plan invests in shares of common collective funds and mutual funds managed by the Trustee or an affiliate of the Trustee, which qualify as party-in-interest investments. The Plan also allows loans to participants. At December 31, 2007 and 2006, the Plan had $936,380 and $1,049,228, respectively, in participant loans, which qualify as party-in-interest investments.

(Continued)

NOTE 6 - PARTY-IN-INTEREST TRANSACTIONS (Continued)

Fees paid by the Plan to the Trustee for recordkeeping and administration amounted to approximately $12,358 for the year ended December 31, 2007. Plan participants also paid fees of $19,241 to the Trustee for loan set-up, loan maintenance, short-term redemption fees and other charges.

At December 31, 2007 and 2006, the Plan had $8,645,411 and $6,131,473, respectively, invested in Company stock through a unitized investment fund managed by the Trustee. The Plan held 325,260 and 222,558 shares of Company stock as of December 31, 2007 and 2006, respectively.

These transactions qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.

SUPPLEMENTAL SCHEDULES

HUB GROUP
EMPLOYEE PROFIT SHARING AND TRUST PLAN
SCHEDULE H, LINE 4a - SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
Year ended December 31, 2007

Name of plan sponsor: Hub Group, Inc.
Employer identification number: 36-4007085
Three-digit plan number: 001

Participant Contributions of the Current Plan Year Not Deposited Into the Plan Within the Time Period Described in 29 CFR 2510.3-102	$ 108
Plus: Delinquent Deposits of Prior Year Participant Contributions Not Corrected Prior to the Current Plan Year	-
Total Delinquent Participant Contributions (line 4a of Schedule H)	108
Less: Amount fully corrected under the DOL's Voluntary Fiduciary Correction Program (VFC Program) and PTE 2002-51	-
Delinquent Deposits of Participant Contributions Constituting Nonexempt Prohibited Transactions	$ 108 (1)

(1) Of this amount, $108 has been fully corrected outside of the VFC Program.

HUB GROUP
EMPLOYEE PROFIT SHARING AND TRUST PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2007

Name of plan sponsor: Hub Group, Inc.
Employer identification number: 36-4007085
Three-digit plan number: 001

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
		Common Collective Funds		
*	Fidelity	Fid Mgd Inc Port	**	$ 19,598
		Mutual Funds		
	Pimco	Pimco Total Return Adm	**	20,795
	Templeton	Templeton Foreign Sm Co A	**	41,697
	ABF	ABR Balanced PA	**	24,082
	ABF	ABF Large Cap Val PA	**	5,681
	Franklin	Mutual Discovery A	**	114,317
	Baron	Baron Asset Fund	**	23,658
	Loomis	Loomis Small Cap Value R	**	52,505
	Ariel	Ariel Fund	**	88,002
	Ariel	Ariel Appreciation	**	11,073
	Templeton	Templeton Foreign A	**	44,802
	Franklin	Mutual Shares CL A	**	72,460
	MainStay	MSIF Intl Equity P	**	51,945
	MainStay	MSIF CP FX Inc P	**	1,898
	MainStay	MSI Emerging Markets B	**	59,548
	Neuberger Berman	NB Partners Trust	**	35,675
	Oakmark	Oakmark Fund I	**	45,541
	Pimco	Pimco Glbbnd Ad Unhdgd	**	1,129
	Pimco	Pimco High Yield Adm	**	17,545
	Pimco	Pimco Low Dur Adm	**	25,345
	Pimco	Pimco Lt US Govt Adm	**	26,913
	Rainier	Rainier Small/Mid Cap	**	171,591
	DWS	DWS International S	**	4,753
	DWS	DWS Global Opps S	**	1,228
	Aim	Aim Gbl Aggr Growth A	**	13,428
	Managers	Managers Bond Fund	**	68,005
	Legg Mason	LM Value Trust Inst	**	23,981
	Templeton	Templeton Dev Mkts A	**	56,828
	Templeton	Templeton Growth A	**	6,551
	Templeton	Tmpl Global Bond A	**	181,163
	Templeton	Templeton World A	**	120,076
	RS	RS Emerging Growth A	**	15,369
	Oakmark	Oakmark Eq & Inc I	**	376,044
	Lord Abbett	Lord Abbett Affiltd A	**	20,830
	DWS	DWS/D High Rtn Eq A	**	89,755
	Aim	Aim Midcap Core Eq A	**	54,291
	Artisan	Artisan Intl	**	149,105
	TCW	TCW Select Equity N	**	9,811
	WFA	WFA Small Cap Val Z	**	31,613
	WFA	C&B Midcap Val D	**	330
	Baron	Baron Small Cap	**	2,494

(Continued)

HUB GROUP
EMPLOYEE PROFIT SHARING AND TRUST PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2007

Name of Sponsor: Hub Group, Inc.
Employer identification number: 36-4007085
Three-digit plan number: 001

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	Artisan	Artisan Mid Cap Val	**	$ 105,021
	Pimco	Pimco Real Rtn Bd Ad	**	142,087
	RS Investments	RS Partners A	**	80,043
	Columbia	Col/Acorn Select Z	**	961
	American Century	Am Cen Lg Co Val Inv	**	203,983
	Neuberger Berman	NB Intl Fund Trust	**	25,791
	Royce	Royce Tot Return Ser	**	38,239
	American Century	Am Cent Vista Inv	**	34,554
	Royce	Royce Opportunity S	**	3,045
	Royce	Royce Value Plus Ser	**	1,080
	PNX	PNX Mid Cap Value A	**	11,841
	Neuberger Berman	NB Regency Trust	**	41
	Loomis	Loomis Growth A	**	6,083
	Western Asset	WA Core Plus Bond FI	**	186,778
	Hartford	Hartford Growth Y	**	25,018
	Hartford	Htfd Sm Cap Growth Y	**	4,179
*	Fidelity	Fid Fidelity	**	527
*	Fidelity	Fid Puritan	**	911,731
*	Fidelity	Fidelity Magellan	**	8,784,770
*	Fidelity	Fid Contrafund	**	11,173,737
*	Fidelity	Fid Equity Income	**	89,986
*	Fidelity	Fid Growth Company	**	17,706
*	Fidelity	Fidelity Invst Gr Bd	**	2,845,545
*	Fidelity	Fid Growth & Income	**	5,897,799
*	Fidelity	Fid Intermed Bond	**	1,735
*	Fidelity	Fid Capital & Income	**	29,237
*	Fidelity	Fid Value	**	295,752
*	Fidelity	Fidelity Govt Income	**	3,485
*	Fidelity	Fid Independence	**	34,557
*	Fidelity	Fid OTC Portfolio	**	37,318
*	Fidelity	Fid Overseas	**	35,451
*	Fidelity	Fid Leveraged Co Stk	**	469,979
*	Fidelity	Fid Europe	**	110,666
*	Fidelity	Fid Pacific Basin	**	29,097
*	Fidelity	Fid Real Estate Invs	**	253,660
*	Fidelity	Fid Balanced	**	97,554
*	Fidelity	Fid Intl Discovery	**	1,028,064
*	Fidelity	Fid Cap Appreciation	**	191,553
*	Fidelity	Fid Convertible Sec	**	518,536
*	Fidelity	Fid Canada	**	476,127
*	Fidelity	Fid Utilities	**	101,414
*	Fidelity	Fid Blue Chip Growth	**	63,265

(Continued)

HUB GROUP
EMPLOYEE PROFIT SHARING AND TRUST PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2007

Name of Sponsor: Hub Group, Inc.
Employer identification number: 36-4007085
Three-digit plan number: 001

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
*	Fidelity	Fid Disciplined Eqty	**	$ 9,497
*	Fidelity	Fid Low Pr Stk	**	3,054,545
*	Fidelity	Fid Equity Income II	**	1,154,442
*	Fidelity	Fidelity Emerg Mrkts	**	389,818
*	Fidelity	Fidelity Aggr Growth	**	18,873
*	Fidelity	Fid Diversified Intl	**	2,881,202
*	Fidelity	Fid Dividend Growth	**	1,408
*	Fidelity	Fid New Markets Inc.	**	190,188
*	Fidelity	Fid Exp & Multinatl	**	40,070
*	Fidelity	Fid Global Balanced	**	42,816
*	Fidelity	Fid Aggressive Intl	**	29,678
*	Fidelity	Fid Sm Cap Independ	**	97,377
*	Fidelity	Fid Mid Cap Stock	**	95,747
*	Fidelity	Fid Large Cap Stock	**	79
*	Fidelity	Fid Small Cap Stock	**	82,813
*	Fidelity	Fid Europe Cap App	**	49,943
*	Fidelity	Fid Asset Mgr 85%	**	673
*	Fidelity	Fid Latin America	**	637,353
*	Fidelity	Fid Southeast Asia	**	354,150
*	Fidelity	Fid Mega Cap Stock	**	130
*	Fidelity	Fid Strategic Income	**	68,063
*	Fidelity	Fid Freedom Income	**	48,211
*	Fidelity	Fid Freedom 2000	**	127,679
*	Fidelity	Fid Freedom 2010	**	580,958
*	Fidelity	Fid Freedom 2020	**	1,246,634
*	Fidelity	Fid Freedom 2030	**	495,310
*	Fidelity	Fid Freedom 2050	**	3,703
*	Fidelity	Fid Sm Cap Rtmt	**	8,996
*	Fidelity	Sptn Total Mkt Index	**	185,179
*	Fidelity	Fid Short Term Bond	**	38,517
*	Fidelity	Fid Fifty	**	3,896
*	Fidelity	Fidelity Retire Mmkt	**	3,542,366
*	Fidelity	Fidelity Ret Govt MM	**	157,877
*	Fidelity	Spartan US Eq Index	**	1,855,319
*	Fidelity	Fidelity US Bd Index	**	22,137
*	Fidelity	Fid Inst SH Int Govt	**	4,619
*	Fidelity	Fid Str Lg Cap Value	**	144,905
*	Fidelity	Fid Freedom 2040	**	214,708
*	Fidelity	Fid Mid Cap Value	**	217,013
*	Fidelity	Fid Large Cap Growth	**	35,442
*	Fidelity	Fid Mid Cap Growth	**	113,197
*	Fidelity	Fid Inflat Prot Bond	**	27,624
*	Fidelity	Fid Real Estate Inc	**	7,335
*	Fidelity	Fid Blue Chip Value	**	19,628

(Continued)

HUB GROUP
EMPLOYEE PROFIT SHARING AND TRUST PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2007

Name of Sponsor: Hub Group, Inc.
Employer identification number: 36-4007085
Three-digit plan number: 001

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
*	Fidelity	Fid NASDAQ Comp Indx	**	$ 5,397
*	Fidelity	Fid Freedom 2005	**	11,140
*	Fidelity	Fid Freedom 2015	**	132,442
*	Fidelity	Fid Freedom 2025	**	196,573
*	Fidelity	Fid Freedom 2035	**	209,444
*	Fidelity	Fid Freedom 2045	**	4,207
*	Fidelity	Fid Strat Div & Inc	**	629
*	Fidelity	Fid Intl Real Estate	**	69,289
*	Fidelity	Fid Small Cap Growth	**	3,036
*	Fidelity	Fid Small Cap Value	**	2,201
		Total mutual funds		55,464,328
		Common Stock		
*	Hub Group, Inc.	Hub Group, Inc. Common Stock	**	8,645,411
		Other		
*	Fidelity	Cash and cash equivalents	**	265,284
*	Participant Loans	Loans, maturing through 2016, Interest rates from 5.25% to 10.50%	**	936,380
				$ 65,331,001

* Represents a party-in-interest investment
** Investment is participant directed. Cost disclosure is not required.

END